UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13G/A
                               (Amendment No. 14)

                    Under the Securities Exchange Act of 1934


                            COLGATE-PALMOLIVE COMPANY
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)


                                   194-162-103
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 194-162-103              Schedule 13G/A                         page 2



--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Person (entities only)

         LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee)
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of A Group
         (See Instructions)
                   (a) [  ]
                   (b) [  ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Organized under the laws of the United States
--------------------------------------------------------------------------------
Number of                           5       Sole Voting Power
                                            0
Shares                              --------------------------------------------
                                    6       Shared Voting Power
Beneficially                                38,239,775
                                    --------------------------------------------
Owned by                            7       Sole Dispositive Power
                                            0
Each Reporting                      --------------------------------------------
                                    8       Shared Dispositive Power
Person With                                 38,239,775
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
         38,239,775
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
         6.7%
--------------------------------------------------------------------------------
12       Type of Reporting Person*
         BK, EP
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194-162-103              Schedule 13G/A                         page 3


Item 1.

         (a)      Name of Issuer:

                  Colgate-Palmolive Company


         (b)      Address of Issuer's Principal Executive Offices:

                  300 Park Avenue, New York, New York  10022

Item 2.

         (a)      Name of Person Filing:

                  LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee, the "Reporting Person")

         (b)      Address of Principal Business Office or, if none, Residence:

                  135 South LaSalle Street
                  Chicago, Illinois  60603

         (c)      Citizenship:

                  Organized under the laws of the United States

         (d)      Title of Class of Securities:

                  Common Stock, $1.00 par value

         (e)      CUSIP No.:

                  194-162-103

Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer  registered  under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [X]      Bank as  defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance  company as defined in section  3(a)(19) of
                           the Act (15 U.S.C. 78c).

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CUSIP No. 194-162-103              Schedule 13G/A                         page 4

         (d)      [ ]      Investment  company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An   investment    adviser   in    accordance    with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [X]      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A  parent  holding   company  or  control  person  in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $1.00 par value, of the issuer as of December 31, 2003.


         (a)      Amount Beneficially Owned:

                  38,239,775

         (b)      Percent of Class:

                  6.7%

         (c)      Number of Shares as to Which Such Person Has:

                        (i)         Sole power to vote or to direct the vote:

                                    0

                       (ii)         shared power to vote or to direct the vote:

                                    38,239,775

                      (iii) sole power to dispose or to direct the disposition of:

CUSIP No. 194-162-103              Schedule 13G/A                         page 5


                       (iv) shared power to dispose or to direct the disposition of:

                                    38,239,775

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         All of the shares reported as beneficially owned in this Amendment No. 14 to Schedule 13G are held by the Reporting Person in a fiduciary capacity for the benefit of third parties. None of the interests of those third parties relates to more than five percent of the securities of the Issuer.

         The 38,239,775 shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock") reported as beneficially owned in this Schedule 13G includes:

         o        1,859,044  shares  of Common  Stock  held as  trustee  for the
                  Colgate-Palmolive   Employee   Stock   Ownership   Trust  (the
                  "Trust");

         o 36,052,160 shares of Common Stock issuable upon the conversion of the issuer's Series B Convertible Preference Stock (the "Preference Stock") held as trustee for the Trust. The Reporting Person holds 4,506,520 shares of Preference Stock, each of which is convertible into eight shares of Common Stock, 1,676,597 shares of which have been allocated to accounts of participants of the issuer's Employee Stock Ownership Plan (the "Plan") and 2,829,923 shares of which are unallocated; and

         o        328,571 shares of Common Stock (the "non-Plan Shares") held in
                  a  fiduciary   capacity  for  the  benefit  of  third  parties
                  unrelated to the Plan.

         Participants in the Plan have the right to direct the trustee in the voting of Common Stock and Preference Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Preference Stock, the trustee votes such shares in the same proportion as the allocated shares for which the trustee receives directions from participants. The unallocated shares of Common Stock and Preference Stock are voted by the trustee

CUSIP No. 194-162-103              Schedule 13G/A                         page 6

in the same proportion as the allocated shares for which the trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the trustee as to the manner in which to respond. Allocated shares of Common Stock and Preference Stock for which no directions are received shall not be tendered by the trustee. The unallocated shares of Common Stock and Preference Stock are tendered in the same proportion as the allocated shares for which directions are received.

         Subject to the terms and conditions of the Trust and the Plan, participants in the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Preference Stock reported as beneficially owned in this Schedule 13G. The holders of the accounts for the non-Plan Shares may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the non-Plan Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004


                                   LaSalle Bank National Association,
                                   not in its individual or corporate
                                   capacity but solely as trustee


                                   By:  /s/ Kevin B. Kolb
                                      -----------------------------------------
                                   Name/Title: Kevin B. Kolb
                                               Compliance Officer